EXHIBIT 99.3

CONSENT OF EXPERT

May 28, 2010

I hereby consent to the inclusion of the Technical Report for Cerro Casale Project, effective date February 18, 2010 in the report on Form 6-K dated May 28, 2010 to be filed by Kinross Gold Corporation.

I also hereby consent to the incorporation by reference of the Cerro Casale Project technical report included with the report on Form 6-K, into the Registration Statements on Form S-8 (Registration Statement Nos. 333-141896, 333-110208, 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744 and 333-13742) of Kinross Gold Corporation.

Sincerely,

/s/Robert D. Henderson

Robert D. Henderson